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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                    SOUTHERN SECURITY LIFE INSURANCE COMPANY
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    843805102
                                 (CUSIP Number)

 Scott M. Quist                                 (With a copy to)
 President and Chief Operating Officer          Randall A. Mackey, Esq.
 Security National Financial Corporation        Mackey Price Thompson & Ostler
 5300 South 360 West                            57 West 200 South, Suite 350
 Suite 250                                      Salt Lake City, Utah 84101
 Salt Lake City, Utah 84123
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  April 6, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   843805102

                 1.    Names of Reporting Persons    ........................Security National Financial Corporation
                       IRS Identification Nos. of above persons (entities only) ..........................87-0345941

                 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                       (a)  ........................................................................................
                       (b)  ........................................................................................

                 3.    SEC Use Only.................................................................................

                 4.    Source of Funds (See Instructions).........................................................WC

                 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........

                 6.    Citizenship or Place of Organization.....................................................Utah

Number of        7.    Sole Voting Power...........................................................................0
Shares
Benefic-         8.    Shared Voting Power.................................................................1,361,266
ially Owned
by Each          9.    Sole Dispositive Power......................................................................0
Reporting
Person With      10.   Shared Dispositive Power............................................................1,361,266

                 11.   Aggregate Amount Beneficially owned by Each Reporting Person........................1,361,266

                 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).........

                 13.   Percent of Class Represented by Amount in Row (11)......................................69.6%

                 14.   Type of Reporting Person (See Instructions)............................................HC, IC

CUSIP No.  843805102

                 1.    Names of Reporting Persons    .......................Security National Life Insurance Company
                       IRS Identification Nos. of above persons (entities only)...........................36-2610791

                 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                       (a)  ........................................................................................
                       (b)  ........................................................................................

                 3.    SEC Use Only.................................................................................

                 4.    Source of Funds (See Instructions).........................................................WC

                 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........

                 6.    Citizenship or Place of Organization.....................................................Utah

Number of        7.    Sole Voting Power...........................................................................0
Shares
Benefic-         8.    Shared Voting Power.................................................................1,361,266
ially Owned
by Each          9.    Sole Dispositive Power......................................................................0
Reporting
Person With      10.   Shared Dispositive Power............................................................1,361,266

                 11.   Aggregate Amount Beneficially owned by Each Reporting Person........................1,361,266

                 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).........

                 13.   Percent of Class Represented by Amount in Row (11)......................................69.6%

                 14.   Type of Reporting Person (See Instructions)............................................... IC



CUSIP No.  843805102
                 1.    Names of Reporting Persons..............................................SSLIC Holding Company
                       IRS Identification Nos. of above persons (entities only)...........................63-0708035

                 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                       (a)  ........................................................................................
                       (b)  ........................................................................................

                 3.    SEC Use Only.................................................................................

                 4.    Source of Funds (See Instructions).........................................................WC

                 5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)..........

                 6.    Citizenship or Place of Organization.....................................................Utah

Number of        7.    Sole Voting Power...........................................................................0
Shares
Benefic-         8.    Shared Voting Power.................................................................1,095,496
ially Owned
by Each          9.    Sole Dispositive Power......................................................................0
Reporting
Person With      10.   Shared Dispositive Power............................................................1,095,496

                 11.   Aggregate Amount Beneficially owned by Each Reporting Person........................1,095,496

                 12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).........

                 13.   Percent of Class Represented by Amount in Row (11)......................................57.4%

                 14.   Type of Reporting Person (See Instructions)................................................OO

Item 1. Security and Issuer

         This statement relates to common stock, $1.00 par value per share, issued by Southern Security Life Insurance Company. The address of the executive offices of Southern Security Life Insurance Company is 755 Rinehart Road, Lake Mary, Florida 32746.

Item 2. Identity and Background

         This statement is filed on behalf of Security National Financial Corporation, Security National Life Insurance Company and SSLIC Holding Company, each of whose principal business office address is 5300 South 360 West, Suite 250, Salt Lake City, UT 84123.

         Security National Financial Corporation is a Utah corporation that operates in three main business segments: life insurance, cemetery and mortuary, and mortgage loans. Security National Life Insurance Company is a Utah domiciled insurance company and wholly-owned subsidiary of Security National Financial Corporation. SSLIC Holding Company is a Utah corporation and a wholly-owned subsidiary of Security National Life Insurance Company.

         Neither Security National Financial Corporation, Security National Life Insurance Company nor SSLIC Holding Company have during the last five years been convicted in a criminal proceeding. Moreover, neither Security National
Financial Corporation, Security National Life Insurance Company nor SSLIC Holding Company have during the last five years been a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

         During the period from January 21, 1999 to March 27, 2000, Security National Life Insurance Company purchased a total of 78,899 shares of Southern Security Life Insurance Company common stock in 49 transactions at prices ranging from $3.38 per share to $4.94 per share. SSLIC Holding Company was not involved in these transactions. The total dollar amount for these transactions was $349,158 and the source of funds was from working capital. The aggregate purchase price of these transactions was less than 5% of the outstanding common shares of Southern Security Life Insurance Company.

         On April 6, 2000, Security National Financial Corporation, through its wholly-owned subsidiary, Security National Life Insurance Company, agreed to purchase a total of 186,871 shares of common stock of Southern Security Life Insurance Company held by Capitol Indemnity Corporation, George Fait and Joel Fait, respectively, at $8.50 per share, or a total purchase price of $1,588,404. The purchase price is payable over a five year period with interest thereon at 6-1/2% per annum. The source of funds was from working capital.

Item 4. Purpose of Transaction

         Believing Southern Security Life Insurance Company common stock to be an attractive and sound investment opportunity, Security National Life Insurance Company purchased a total of 78,899 shares of Southern Security Life Insurance Company common stock in 49 transactions at prices ranging from $3.38 per share to $4.94 per share during the period from January 21, 1999 to March 27, 2000. The total dollar amount for these transactions was $349,158 and the source of funds was from working capital. The aggregate purchase price of these transactions was less than 5% of the outstanding common shares of Southern Security Life Insurance Company.

         Additional shares of Southern Security Life Insurance Company common stock were acquired by Security National Life Insurance Company when, on April 6, 2000, Southern Security Life Insurance Company, Security National Financial Corporation, Security National Life Insurance Company, SSLIC Holding Company and Consolidare Enterprises, Inc. entered into a settlement agreement with Capitol Indemnity Corporation, George A. Fait, and Joel G. Fait. The purpose of the agreement was to settle a lawsuit brought by Capitol Indemnity Corporation and the State of Idaho, Department of Insurance, as Rehabilitator for Universe Life Insurance Company against Consolidare and its officers and directors in the Circuit Court of the Eighteenth Judicial Circuit, Seminole County, Florida. In consideration for Capitol Indemnity Corporation agreeing to dismiss its claims against Consolidare and its officers and directors, Security National Financial Corporation, through its affiliate, Security National Life Insurance Company, agreed to purchase a total of 186,871 shares of Southern Security Life Insurance Company common stock held by Capitol Indemnity Corporation, George Fait and Joel Fait, respectively, at $8.50 per share, or a total purchase price of $1,588,404, payable over a five year period with interest thereon at 6-1/2% per annum. The source of funds was from working capital.

Item 5. Interest in Securities of the Issuer

         (a) As of April 6, 2000, the reporting persons owned 1,361,266 shares, or 69.6% of the outstanding common shares of Southern Security
              Life Insurance Company, when combined with the previous acquisition. SSLIC Holding Company's percentage is 57.4% of the outstanding common shares of Southern Security Life Insurance Company, or 1,095,496 shares, as it was not involved in the January 21, 1999 to March 27, 2000 transactions.

         (b) For Security National Life Insurance Company and Security National Financial Corporation: 1,361,266 shares, or 69.6% of the outstanding common shares of Southern Security Life Insurance Company. For SSLIC Holding Company: 1,095,496 shares, or 57.4% of the outstanding common shares of Southern Security Life Insurance Company.

         (c)  Transaction for the last 60 days.


Identity                                            Date of            Amount of           Price
of Person                                         Transaction     Securities Involved     per Share      How Effected
---------                                         -----------     -------------------     ---------      ------------
Security National Life Insurance Company            2/09/00                100               4.86       Open Market
Security National Life Insurance Company            2/10/00                600               4.92       Open Market
Security National Life Insurance Company            3/27/00               1500               4.94       Open Market

         d)   N/A

         e)   N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

      See Item 4 above, regarding the Settlement Agreement.

Item 7. Material To Be Filed as Exhibits

         (a)  Joint Filing Statement (attached hereto as Exhibit 1).

         (b) Acquisition Agreement, dated April 17, 1998, among Security National Financial Corporation, Consolidare Enterprises, Inc. and certain stockholders of Consolidare (incorporated by reference from Report on Form 8-K, as filed by Security National Financial Corporation on May 11, 1998).

         (c) Administrative Services Agreement, dated December 17, 1998, between Security National Financial Corporation and Southern Security Life Insurance Company (incorporated by reference from Report on Form 8-K/A-1, as filed by Security National Financial Corporation on March 4, 1999).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SECURITY NATIONAL FINANCIAL CORPORATION



Date: December 9, 2004               By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer



                                     SECURITY NATIONAL LIFE INSURANCE COMPANY



Date: December 9, 2004               By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer



                                     SSLIC HOLDING COMPANY



Date: December 9, 2004               By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                  Exhibit index

Exhibit 1  Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

CUSIP No. 843805102

                                    Exhibit 1

                AGREEMENT REGARDING JOINT FILING OF STATEMENT ON
                               SCHEDULE 13D OR 13G

         The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Southern Security Life Insurance Company. For that purpose, the undersigned hereby constitute and appoint Randall A. Mackey as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED: December 9, 2004.

                                     SECURITY NATIONAL LIFE INSURANCE COMPANY



                                     By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer



                                     SSLIC HOLDING COMPANY



                                     By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer



                                     SECURITY NATIONAL FINANCIAL CORPORATION



                                     By: /s/ Scott M. Quist
                                        ----------------------------------------
                                         Scott M. Quist, President and Chief
                                         Operating Officer